IMPERIAL METALS CORPORATION

[redacted]

02049862

SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH, D.C. 165 SECTION

August 27, 2002

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs, IEI Energy Inc.

Re: 12g3-2(b) Reg. No. 82-1032

For your information, we enclose a copy of Imperial's August 27, 2002 news release.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Encl.

dlw 9/10

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Website: http://www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Second Quarter 2002

Vancouver (August 27, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the six months ended June 30, 2002 and June 30, 2001 as summarized below:

	Three Months Ended		Six Months Ended	
(unaudited)	**June 30 2002**	**June 30 2001**	**June 30 2002**	**June 30 2001**
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$13,049	$32,329	$26,427	$54,850
Operating Income (Loss)	$67	$(4,916)	$(2,885)	$(7,424)
Net Income (Loss)	$374	$(4,819)	$(2,374)	$(7,469)
Net Income (Loss) Per Share	$0.02	$(0.60)	$(0.15)	$(0.93)
Cash Flow	$(448)	$2,880	$(439)	$5,376
Cash Flow Per Share	$(0.03)	$0.36	$(0.03)	$0.67

The reduction in operating revenues is attributable to the suspension of the Mount Polley mine in September 2001.

Sterling

The Company is well on its way to achieving the objectives outlined in the first quarter report. In June, a six-hole exploratory drilling program commenced at the Company's 100% owned Sterling gold mine property in southwestern Nevada. The program was designed to test the extent and continuity of the recently discovered high-grade gold mineralization in the 144 Zone. All six holes returned significant gold intercepts. Detailed results were published in the Company's August 20, 2002 news release.

Huckleberry Mine

Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and six months ended June 30, 2002 are summarized below:

	Three Months Ended June 30, 2002	**Six Months Ended June 30, 2002**
Ore milled (tonnes)	1,689,230	3,513,001
Ore milled per calendar day (tonnes)	18,563	19,409
Ore milled per operating day (tonnes)	20,208	20,992
Grade (%) – Copper	0.532	0.522
Grade (%) – Molybdenum	0.012	0.016
Recovery (%) – Copper	85.0	89.6
Recovery (%) – Molybdenum	38.9	57.2
Copper produced (lbs)	16,838,135	36,198,099
Molybdenum produced (lbs)	175,009	686,788

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Mount Polley Mine
The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed. There is strong evidence from ongoing metallurgical work that metal recoveries from Springer pit ores can be improved for an earlier restart of the mine with better financial returns.

Property Sales and Joint Ventures
Efforts to realign the Company's asset base are beginning to yield tangible results. In May 2002 the Company sold the Goldstream mine for $500,000. Goldstream has been on care and maintenance since January 1996. After the end of the quarter, Imperial entered into agreements for the sale the Similco mine for $450,000. Similco has been on care and maintenance since November 1996. Similco's real estate holdings and its major mining equipment are not included in the sale package. Also after the end of the quarter, agreement in principle was reached on a farm-out of Imperial's Bronson Creek property.

Outlook
The Company has made significant progress in what remains a difficult environment for mining companies. Exploration results at Sterling have significantly increased the importance of this project as a potential company builder. Given the high quality of this discovery, Imperial's exploration focus will be on Sterling in the months to come.

- 30 -

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com